GREAT CHINA MANIA HOLDINGS, INC.
Rm. 1902, 19/F Kodak House II
321 Java Road, North Point
Hong Kong

October 16, 2014
John Dana Brown
Attorney-Advisor
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C., 20549

Re:    Great China Mania Holdings, Inc.
Pre-effective Amendment 2 to Registration Statement on Form S-1
Filed October 16, 2014
File No. 333-198211

Dear Mr. Brown:

Below are Great China Mania Holdings, Inc.’s. (“the Company’s”) responses to the SEC’s Comment Letter dated October 10, 2014.  On October 16, 2014, we transmitted via EDGAR the Company’s Second Amendment to Registration Statement on Form S-1.

General

1.
We note your response to our prior comment 2. In your registration statement cover page, you state that you will offer the securities “[f]rom time to time after the effective date of this registration statement as determined by the registrant.” This disclosure suggests that your offering may not be commenced promptly or held on a continuous basis. Please tell us why you believe you are eligible to hold an offering in such a manner pursuant to Rule 415 of the Securities Act. Alternatively, please revise the disclosure on your registration statement cover page and throughout to indicate that you will commence the offer promptly and that you will make the offering on a continuous basis.

We have amended the disclosure to provide language that our offering will commence promptly and that the offering will be on a continuous basis.

2.
We note your response to our prior comment 17. In your next response letter, please explain why you have not included the financial statements and pro forma financial information required by Rules 8-04 and 8-05 of Regulation S-X with respect to the acquisition of Concept X Limited.

We have not provided financial statements and pro forma information required by Rules 8-04 and 8-05 of Regulation S-X as the acquisition of Concept X Limited has not been completed and cannot be contemplated as probable until the due diligence has been performed and both parties are able to meet the requirements of the acquisition at that time.

Prospectus Summary, Page 2

3.
We note your response to our prior comment 5 that you have removed the words “incorporated by reference” where applicable. However, the introductory paragraph to your prospectus summary references information incorporated by reference into the prospectus. Please revise accordingly.

We have amended our disclosure to be consistent throughout the document.  We have removed all references to “incorporated by reference” where applicable.

Risk Factors, page 4

4.
We note your response to our prior comment 7. You state in your response letter that you have revised your risk factors section and business section to delete any references to modeling, advertising and technology operations. However, the risk factors section continues to contain significant discussions of such operations. While it appears that your business operations may involve activities related to modeling and advertising, it is not clear whether these are material aspects of your business. Please revise your business section to clearly describe any modeling, advertising, or technology operations. Alternatively, confirm to us that such activities do not represent a material aspect of your business and revise your risk factors section accordingly.

We have amended our document to remove all references to modeling, advertising and technology operations.

5.
We note your response to our prior comment 8 that you have “amended [the last complete risk factor on page 9, the last risk factor on page 9 that continues to page 10, the last risk factor on page 12, the first complete risk factor on page 10 and the second to last risk factor on page 11] to provide clarity and uniformity to [your] risk factors.” However, it appears that no changes were made to these risk factors. Please consider combining the following risk factors which appear repetitive:

•	the last complete risk factor on page 9 and the last risk factor on page 9 that continues on page 10 with the last risk factor on page 12; and
•	the first complete risk factor on page 10 with the second to last risk factor on page 11.

We have revised our risk factors to provide the disclosure according to this comment.

6.
We note your response to our prior comment 10 that you added a risk factor that addresses risks associated with the enforcement of civil liabilities, as the directors and executive officers named in the prospectus reside outside of the United States, your assets are located outside of the United States and a majority of your revenues are derived from sources outside of the United States. However, it does not appear that you added such a risk factor. Please revise your risk factors section accordingly. Similarly, we note your response to our prior comment 11 that you have added a risk factor addressing the risks associated with your executive officers and directors currently owning 78.62% of your shares of common stock and 64.08% of your shares of common stock after the completion of the offering assuming you sell all of the shares you are offering. However, it does not appear that you added such a risk factor. Please revise your risk factors section accordingly.

We have provided these risk factors to address the enforcement of civil liabilities and the concentration of ownership.  The risk factors now read as follows:

“Our officers and directors own and control 78% of the shares of stock in our company which represents a high concentration of ownership and control over the decisions of the company.

Our officers and directors own 78% of the stock in our company.  They have the ability to control all decisions that are made on behalf of the company and its business.  Decisions they make may not be in the best interests of the small shareholders of the company.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

GMEC is a company organized under the laws of Florida, with its principal place of business in Hong Kong, and our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Hong Kong, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.”

Our auditors have issued a going concern regarding our business, page 7

7.
We note your response to our prior comment 15 and reissue in part. We note your disclosure that “there is no assurance that equity or debt offerings will be successful in raising sufficient funds to assure the eventual profitability of the Company.” Please clarify whether or not you have any current plans for other equity offerings or debt offerings.

We have amended our disclosure to clarify this statement.  The disclosure now reads as follows:

“The Company intends to attempt to acquire additional operating capital through this offering to the public. However, there is no assurance that this equity offering will be successful in raising sufficient funds to assure the eventual profitability of the Company.”

If tax benefits currently available to us in Hong Kong were no longer available, page 8

8.
We note your response to our prior comment 9 that you “amended [your] disclosure to delete any reference to ‘tax benefits currently available’” because “[a]fter discussion by and between [your] Board of Directors, it was determined that this language was not appropriate in the risk factor.” However, it appears that no changes were made to this risk factor. Please revise accordingly.

We have revised our disclosure so that this risk factor does not appear in our document.

Use of Proceeds, page 13

9.
We note your response to our prior comment 17 that you have signed a material agreement with Concept X Limited. In an appropriate section of your prospectus, please describe the material terms of your acquisition of Concept X Limited, including a brief description of Concept X Limited’s business, and file the signed agreement with Concept X Limited as we note that Exhibit 10.1 does not include the signatures.

We have amended the disclosure to be more precise.  We have disclosed that we entered into a non-binding share exchange agreement with Concept X Limited.  Our disclosure now reads as follows:

“We have entered into a non-binding share exchange agreement to acquire Concept X Limited pending completion of the appropriate due diligence.  Concept X’s core business is media production including productions of concerts, music videos, movies, TV commercials, TV programs and commercial promotional events.”

Plan of Distribution, page 13

10.
Please revise this section so that it provides a consistent plan of distribution. We note that you are making this offering on a best efforts, self-underwritten basis. However, much of this section also discusses the use of paid underwriters. Additionally please clarify whether your directors and officers plan to use broker-dealers or agents.

We have revised this section to read as follows:

“PLAN OF DISTRIBUTION

General Plan of Distribution

Our Officers and Directors are “underwriters” within the meaning of the Securities Act of 1933, as amended in connection with the sale of the securities offered. They will be selling shares of our common stock being offered under this prospectus on a best effort, no minimum basis.  The price to the public will be fixed at $.35 for the duration of the offering.  Our Officers and Directors will receive no compensation for the sales of the securities offered in the primary offering.

If so indicated in any applicable prospectus supplement, we may authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase securities from us pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and the aggregate amount of securities sold pursuant to such contracts shall not be less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom the contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to our approval. Delayed delivery contracts will not be subject to any conditions except that:

•          the purchase by an institution of the securities covered under that contract shall not at the time of delivery be prohibited under the laws of the jurisdiction to which that institution is subject; and

•          if the securities are also being sold to underwriters acting as principals for their own account, the underwriters shall have purchased such securities not sold for delayed delivery. The underwriters and other persons acting as our agents will not have any responsibility in respect of the validity or performance of delayed delivery contracts

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

Our Officers and Directors will be subject to applicable provisions of the Exchange Act and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of and limit the timing of purchases and sales of any of the shares. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders.

Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

We will pay the expenses incident to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of brokers, dealers and agents. We estimate that the expenses of the offering to be borne by us will be approximately $52,258. The estimated offering expenses consist of: a SEC registration fee of $258, accounting fees of $10,000, legal fees of $40,000 and printing miscellaneous expenses of $2,000.

Shares of our common stock sold pursuant to the registration statement of which this prospectus is a part will be authorized for trading on the OTCBB. The applicable prospectus supplement will contain information, where applicable, as to any other listing, if any, on the OTCBB or any securities market or other securities exchange of the securities covered by the prospectus supplement. We can make no assurance as to the liquidity of or the existence of trading markets for any of the securities.

Underwriters, dealers and agents may engage in other transactions with us, or perform other services for us, in the ordinary course of their business.  Our officers and directors do not plan to make use of any broker dealers to sell the stock being registered in this offering.”

Description of Business, page 15

Description of Property, page 16

11.
We note your response to our prior comment 1. We note that your operations include both film production and music production, but your description of property appears to relate only to office space. Please describe your film and music production facilities or tell us why such disclosure is not necessary.

We have added the following sentence to clarify that we contract for film and music production facilities.

“We will contract for any production work for movies and music we do not own or maintain any production facilities.”

Products and Services, page 16

GMEH, page 16

12.
We note your response to our prior comment 21 and reissue. Please briefly describe the material terms of the agreement you have with the artists you represent so that investors understand how you earn revenues. In this regard, we note that some of the artists you represent have participated in movies, TV series, promotional events, advertisements, merchandising and movie and record productions. Please clarify your role in such participation, including a description of the services you provide to the artists you represent and how you earn revenue when an artist participates in movies, TV series, promotional events, advertisements, merchandising and record productions.

We have provided the following additional disclosure in our document.

“We have an agency agreement with each of our talent.  We act as their agent in film, music and promotional events.  The individual talent agrees that we negotiate any fee that is to be earned by the talent and we are paid an agency fee which is a percentage of the gross fee paid by the company retaining the services of the talent.  Our fee varies on each agency agreement.  The demand for a talent determines the agency fee percentage we will receive.  Each individual is responsible for negotiating the agency fee with GMEH.

GMEH is responsible for the talent availability when we negotiate an appearance by each of our talent.  Currently we have received no revenue from the appearance of any of our talent in movies.  In the future we will negotiate payment for the appearance of our talent in films, music and promotional events.”

Promotional Events, page 17

13.	Please disclose whether you have been involved in any promotional events in 2014.

We have added the following to include promotions in the year 2014.

“In 2014 Chrissie Chau has been a part of the Giordano and Timberland promotions in Hong Kong.”

Spokesperson, page 17

14.
Please disclose the year that each individual was chosen as a spokesperson and whether the individual still serves as a spokesperson. Similarly, please provide the year that Chrissie Series and LA MIU were launched and whether these are still sold.

We have added the following to provide additional disclosure.

“In 2013 the following talents were chosen as spokesperson for the following products.  They served for a period of one year and their agreement as spokesperson terminated in June of 2014.”

“These products were launched in 2011 and the product sales agreements terminated in June of 2014.”

GMED, page 17

Movie Distribution, page 17

15.
We note your response to our prior comment 26. Please describe your “collaboration with Malaysia’s leading cinema exhibitor and distributor” and disclose whether you currently have any material agreements with Golden Screen Cinemas Sdn Bhd regarding the distribution of movies.

We have revised our disclosure as follows:

“We have developed a relationship with Golden Screen Cinemas Sdn Bhd where we have the ability to distribute movies produced in Hong Kong specifically for the Asian viewing audience.”

Movie Projects in 2013 and 2014, page 17

16.	We note your response to our prior comment 23. You state that GMEC has the ability to produce movies for third parties. Please describe the role you play in such productions.

We have provided the following for more precise disclosure:

“Through our officers and directors we have the ability to coordinate the production of movies by subcontracting the production to local production companies.  We may contract as the producers for third parties while the work is performed at subcontracted facilities.”

17.
We note your response to our prior comment 27. On page 18, you disclose that GMED did not receive any revenues from the production of or participation in the production of the movies “Kick Ass Girls” and “Girls Police Academy,” but that “in the future GMED will receive revenue from these films in several revenue areas.” Please clarify whether you are referring to “Kick Ass Girls” and “Girls Police Academy” or to films you have yet to produce. In addition, we note that GMEC “was able to provide talent as actors and actresses in both movies.” Please disclose whether GMEC received revenue for providing talent, and if so, please disclose the amount. In addition, please clarify whether you will receive revenue for distributing the movies and, if known, please disclose the amount.

We have revised our document to include more clear language as follows:

“In the future GMED will receive shared revenue from films it helps produce or distribute in several revenue areas:”

Competitive Advantages, page 19

18.
We note your responses to our prior comments 30, 31 and 32. You state in your response letter that you deleted your Competitive Advantages section to ensure that “[your] disclosure is complete and accurate.” However, this section is unchanged. In light of this please:

•
Explain to us in your response letter why you believe that none of your main competitors have the attributes you list on page 19 under “competitive advantages over [your] main competitors.” As the disclosure currently reads, it suggests that you believe none of your main competitors have such attributes;

•	Name the entertainment company that your CEO and management team worked for in Hong Kong, and please state by what measure it is “the largest entertainment company in Hong Kong”; and
•
Further describe the “excellent relationship” that your management team has with TV channels, print media, electronic media operations and theater network operators. Similarly, please describe the relationships your management team has with the two theater chain operators in Hong Kong.

We have deleted this from our current disclosure.

Directors and Executive Officers, page 20

Mr. Wong Wing Fung Charlie, page 20

19.
We note your response to our prior comment 34. Your disclosure on page 20 that, “as a Director of GMED, . . . , his specific function is to distribute movies after they are produced” seems to conflict with your disclosure on page 19 regarding your plans to expand “[your] current movie production and movie distribution businesses.” Please revise for consistency or advise.

We have amended our disclosure as follows:

“As a Director of GMED, a wholly owned subsidiary of GMEC, his function is to distribute movies after they are produced and to assist in expanding our movie production and distribution business.”

Jumpstart Our Business Startups Act, page 30

20.
We note your response to our prior comment 39 that you have deleted references to qualifying as an emerging growth company. However, this disclosure remains unchanged. If you believe you are an emerging growth company, please provide an analysis that addresses why your Form SB-2 registration statement declared effective on April 24, 2007 does not affect your status as an emerging growth company.

The disclosure for the Jumpstart Our Business Startups Act has been deleted.

21.	Signatures, page II-4

Please revise the second half of the signature block to include the signature of your controller or principal accounting officer, indicating that the person is signing in that capacity.

The signature of our principal accounting officer is included with this filing.

Exhibit Index, page II-4

22.	Please file a copy of the form of the subscription agreement for the current offering. In this regard, we note that Exhibit 99.3 appears to be a subscription agreement for a private placement.

A copy of the subscription agreement for this offering has been filed as an exhibit with this filing.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/KWONG KWAN YIN ROY

Kwong Kwan Yin Roy
President